

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 19, 2007

Ms. Margaret K. Dorman
Senior Vice President, Chief Financial Officer and Treasurer
Smith International, Inc.
411 North Sam Houston Parkway, Suite 600
Houston, Texas 77060

       Re: **Smith International, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 001-8514

Dear Ms. Dorman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      April Sifford
                      Branch Chief